SECURITIES AND EXCHANGE COMMISSION

 Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

November,2004 - Quarterly Report January 31, 2005

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

      X

           Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

      X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: Jan 31, 2005

by:

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS

Crystal Graphite Corporation

For the Three Months Ended November 30, 2004

Description of Business

Crystal Graphite Corporation (the "Company" or "CGC") is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada. The Company is focusing on the exploration, production and sale from its two operations:

  Flake Graphite from its Black Crystal Graphite property located 45 minutes from Nelson, British Columbia in the West Kootenays. The Company's processing plant produces high purity graphite primarily for the fuel cell bi-polar plate market. The Black Crystal property is in the pre-production phase, as it has not generated significant sales to date. Management expects that substantial Graphite sales will commence in 2005 and that the Black Crystal property will move into production.

  Various volcanic material products from its Nazko Cone property located in the proximity of Quesnel, British Columbia in the Cariboo District. The Company is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its LavascapeTM and TephraliteTM products. The Company's subsidiary has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

The Company is listed on the NASD OTC Bulletin Board in the United States, symbol CYTGF, and on the CNQ in Canada, symbol CYTG. The Company is a reporting issuer in British Columbia, Alberta and Ontario.

During the First Quarter, the company opened an office in the Soho Complex, in the Central Business District of Beijing, China for the purpose of marketing industrial mineral products from both Canada and China.

Our accompanying interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is August 31st. References to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars unless otherwise noted.

Canada Pumice Corporation / Nazko Cone Property

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation ("CPC"), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. ("VIMI") and Cariboo Lava Corporation ("Cariboo Lava"). CPC produces volcanic rock material including pumice and scoria at its Nazko Cone quarry near Quesnel, British Columbia. CPC has a Mining Permit and two 30 year Mineral Leases which cover the entire volcanic material area. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company. A finder's fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates. In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$ 6,905,250
Shares issued for financing	900,000
Shares issued for finder's fee	93,000
Legal fees	77,419
Financing fees	57,517
Accounting fees	37,175
Consulting fees	17,945
$ 8,088,306

Concurrently with the acquisition of CPC, Brian Wear was engaged as Senior Vice-President and COO of the Company under contract and with a grant of 2,000,000 stock options ("Stock Option") to be priced at the deemed value of the value of the shares issued for the acquisition of CPC.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CPC and CPC's wholly-owned inactive subsidiaries, VIMI and Cariboo Lava. Results of operation are included from the date of acquisition.

Mr. Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer ("COO") of the Company. Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company. Gordon Sales remains President and Chairman of the Company. Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries. Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, VIMI and Cariboo Lava. The committed debt financing of $4,000,000, arranged by a member of the Company's board, for operating requirements and capital expansion was obtained 7 May 2004 (see Liquidity and Capital Resources below).

With CPC's distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA. CPC has also made inroads and contacts for its products in Europe and the Pacific Rim. From CPC's company owned rail siding and bulk loading facility in Quesnel, it has easy access to the Port of Prince Rupert and the Port of Vancouver. CPC has experience in shipping bulk by rail to its customer base. Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

Black Crystal Graphite Project

The Black Crystal Graphite Project consists of a quarry operation and a beneficiation plant. The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation. The Hoder Creek quarry is a seasonal operation that can operate from June to November stockpiling excavated graphitic material for plant feed. The Company received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002. Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of plant feed.

The Company has commenced production of high purity flake graphite of 98.3% fixed carbon. Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers. The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Forward-Looking Information

This interim management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Crystal Graphite Corporation that are based on the beliefs of its management as well as assumptions made by and information currently available to CGC. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to CGC or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties.

Such statements reflect the current views of CGC with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Adoption of Accounting Policies

The Company did not adopt any new significant accounting policies during the quarter. Results of Operations

Please refer to the Company's Statement of Loss included in the interim consolidated financial statements for the three months ended November 30, 2004 ("current period") for a complete breakdown of the Company's activities during the quarter. Following is a summary of the highlights during the current period with comparative information presented for the prior fiscal period ended November 30, 2003 ("prior period").

The Company generated sales in the amount of $386,216 during the current period. All of the sales were generated from the Company's newly acquired subsidiary, CPC and its pumice operations. The cost of goods sold associated with the products sold was $285,292 leaving a gross profit of $100,924. Crystal Graphite reported no sales in the prior period.

Operating expenses totalled $575,956 in the current period compared with $313,037 in the prior period. This is an increase of $262,919. Operating expenses are made up of wages, benefits and payments to contractors of $289,015, legal fees of $56,936, amortization of $47,450, general and administrative of $43,434, occupancy costs of $29,502, marketing costs of $27,798, shareholder information and investor relations of $23,692, travel of $24,243 and various other smaller expenses all under $11,000 each.

The increase in the operating expenses of $262,919 over the prior period is attributable to acquiring CPC and the related operating costs. The key operating expense items that increased over the prior period were an increase in wages, benefits and subcontractors of $174,906, increase in general and administrative of $23,994, increase in legal fees of $33,446, increase in amortization of $45,494 and an increase in occupancy costs of $15,034. The increase of these key items was offset by decreases over the prior period in marketing of $40,320. Wages have increased due to the addition of the CPC staff. General and administration expenses increased due to the activity of acquiring CPC, obtaining financing and including CPC operations. Legal fees were higher due to the project funding that the Company is pursuing. Amortization is higher due to the purchase of a new loader and dozer for the CPC operations.

Other key expense items shown separately from operating expenses were interest on loans and debentures of $153,171 and financing fees of $107,466 (which includes stock compensation expense of $71,583 relating to the 166,668 warrants issued to a debenture holder). The financing fees relate directly to the demand debenture funds received during the period and application fees for the proposed project funding. The financing fees in the prior period were $161,760 and interest on debentures only amounted to $44,756. During the period there were finder's fees paid in the amount of $4,500. No such fees were paid in the prior period.

Overall, the Company incurred a loss of $739,854 for the period ended November 30, 2004 compared with a loss of $518,632 for the comparative period ended November 30, 2003, which represents an increase of $221,222 over the prior period. The loss per share (Basic and Diluted) was $0.02 in both the current period and the prior period.

Results of Deferred Exploration Expenditures

Please refer to the Company's Schedule of Mineral Property Costs included in the interim consolidated financial statements for the fiscal period ended November 30, 2004 for a complete breakdown of the Company's mineral exploration activities during the fiscal period. Following is a summary of the highlights during the current fiscal period with comparative information presented for prior fiscal period ended November 30, 2003.

The Company incurred expenditures on its Black Crystal Graphite Project of $125,259 for the current period compared with $171,839 for the prior period, which represents a decrease of $46,580 over the prior period. The deferred exploration costs consisted of amortization expense of $30,865, wages, benefits and subcontractors of $37,049, field and general of $13,472, transportation and hauling of $23,183 and various other smaller expenditures all under $10,000 each.

The decrease in expenditures of $46,580 over the prior period is mainly attributable to the fact that the Company has changed its focus to marketing over last period and due to the shortage of funding for further property development. The current period property activities consisted of testing and experimental work on the beneficiation plant and equipment as well as testing of the laboratory and graphite quality processes.

As described above, the Company acquired CPC on April 28, 2004. CPC's main asset is its Nazko Cone property in Quesnel, B.C. The portion of the acquisition cost relating to the Nazko Cone property in the amount of $8,502,438 has been capitalized to mineral property costs. As the Nazko Cone property is in production, the capitalized costs will be amortized on a unit-of-production method based on the estimated life of the proven and probable pumice reserves. No amortization has been booked in the current period as the production in the period compared with the proven and probable reserves results in an immaterial balance.

Liquidity and Capital Resources

During the current period, the cash position increased by $102,529 resulting in a cash balance of $123,427 at November 30, 2004 compared with a cash balance of $104,396 at November 30, 2003.

The Company used $540,865 for operating activities during the current period compared with $876,444 in the prior period. The decrease in spending on operations is due to the Company focusing it's spending on acquiring new equipment for the CPC operations.

The Company used $531,669 for investing activities during the current period compared with $175,002 in the prior period. After adjusting for amortization expense the Company incurred $94,394 on mineral property costs compared with $135,406 in the prior period. As mentioned in the Results of Deferred Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current period. The Company spent $437,275 on property, plant and equipment purchases during the period compared with $39,596 in the prior period. Black Crystal equipment purchases totalled $9,858 while Nazko Cone equipment purchases totalled $427,417.

The cash resources provided by financing activities during the period was $1,175,063 compared with $1,174,725 in the prior period. The bulk of this financing came as a result of debt financing in the form of two new debentures.

By a loan agreement dated 7 May 2004, the Company secured financing in the form of a demand debenture by cancelling a first debenture for a new debenture in the amount of $4,000,000, from a company controlled by a director, of which $600,000 was set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005. The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture. The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture. The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company. The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete. During the period, the lender advanced the Company a further $186,528 out of the interest reserve account.

Details of the demand debenture and interest reserve account as at 30 November 2004 are as follows:

Proceeds from demand debenture	$ 4,000,000
Balance of interest reserve held by the lender	(75,875)
$ 3,924,125

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender. The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty. If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the period the Company paid $149,589 in interest on the two debentures. During the same period the Company earned $1,351 on the monies held in the interest reserve account.

On 6 October 2004, the Company completed a debenture financing of $300,000 at an interest rate of 1% per month calculated and payable monthly in arrears. The principal will be due and payable by the Company to the Lender in full on demand on or after the one-year anniversary date (the "Due Date") or on any acceleration of the Due Date. In addition, the Company has agreed that on or before ten (10) days following receipt of funds from a senior funder, that the Company shall fully repay, regardless of whether such shall be prior to the Due Date, the principal and interest from such senior funding. Furthermore, the Company guarantees a minimum of three months of interest and accordingly a payment of principal prior to the third month anniversary shall include additional interest sufficient to provide for a three (3%) percent aggregate interest payment. As a bonus at an agreed aggregate value of $100 effective 6 October 2004, the Company granted the Lender 100,000 five (5) year non-transferable warrants which entitles the Lender to acquire up to 100,000 common shares of the Company at an exercise price of USD$0.50 as to 50,000 warrants and USD$0.75 as to 50,000 warrants. These warrants have been treated as stock options for accounting purposes and therefore have been recorded at their fair value using the Black-Scholes Option Pricing Model. This warrant grant results in a compensation expense of $45,613, which has been recorded in financing fees. The offsetting entry is to share capital.

On 18 November 2004, the Company completed a second debenture financing with the same lender in the amount of $200,000 with the same terms and conditions as the above loan. As a bonus at an agreed aggregate value of $100 effective 18 November 2004, the Company granted the Lender 66,668 five (5) year non-transferable warrants which entitles the Lender to acquire up to 66,668 common shares of the Company at an exercise price of USD$0.46 as to 33,334 warrants and USD$0.71 as to 33,334 warrants. These warrants have been treated as stock options for accounting purposes and therefore have been recorded at their fair value using the Black-Scholes Option Pricing Model. This warrant grant results in a compensation expense of $25,970, which has been recorded in financing fees. The offsetting entry is to share capital.

Proceeds from share capital issued for cash during the period was $2,575 as compared with $211,392 in the prior period.

During the period, the company issued 10,000 common shares to an employee as a result of a stock option exercise for gross proceeds of $2,575.

At November 30, 2004, the Company had a working capital deficiency of $4,267,749. In the short term, the Company will rely on external debenture financing and private placement equity financing to fund its cash requirements.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year. During the First Quarter, CGC personnel began detailed engineering for the Second Phase of the processing plant expansion. The Company is planning an equity financing for approximately US$2 million to assure sufficient capital for the planned expansion and to operate through the market development period and beyond the break-even point, which is estimated at 12 months from start of Phase II expansion. The planned expansion includes an addition to the beneficiation plant for increased capacity for acid leaching, drying, column flotation, and additional product storage purposes which is budgeted for CDN$778,000 for fiscal year 2005.

At Canada Pumice Corporation, the Quesnel Distribution Centre is been established as a transload facility for rail car loading and off loading as well as being the site of CPC's planned state of the art packaging facility. CPC has received the building permit from the City of Quesnel for this facility and has commenced engineering on the project. This facility is budgeted at CDN$1,417,000. The additional capital expenditures planned for fiscal year 2005 for the Nazko Cone Operation includes crushers, trailers, conveyors, site development along with miscellaneous tools and equipment.

The Company is aggressively pursuing financing. Operation has been minimized until adequate financing is obtained.

On 15 November 2004 the Company entered into a Project Funding Agreement ("Agreement") with a Syndicated Trading Trust in Australia. Under the terms of the Agreement, the Company will receive US$10,000,000 ("Project Sum") which will be used to repay existing short term debt, further develop its two properties and for additional working capital as defined in the Agreement. The loan will bear interest at 4.5% to 6.5% according to the Agreement and will be repayable in 10 years from the drawdown date. The Company must reimburse the lender 0.25% of the Project Sum for reimbursement of legal, administrative and accounting fees as well as 0.10% of the Project Sum for reimbursement for bank fees or charges payable under the facility. Prior to receiving the Project Sum the Company must arrange a Finance Guarantee Bond, Standby Letter of Credit, Bank Guarantee or other security ("the Collateral Security") in the amount of 5% of the Project Sum. Subsequent to year-end, the Company has paid US$30,000 to cover administration costs to secure the Collateral Security and US$25,000 for legal fees relating to the preparation of the Agreement. Management expects that the funding will be in place within 30 days from the date these financial statements are filed.

Related Party Transactions

On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned the former principal of CPC and current director of the Company $263,000. The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005. If there is a default on the loan, the Company's only recourse is to keep the shares held in escrow. As at 30 November 2004, the market value of the escrow shares is $210,812.

As at 30 November 2004, $34,642 (31 August 2004 - $37,606) is payable to a director or a company controlled by a director. The amounts are non-interest bearing, unsecured and due on demand.

During the period, the Company utilized certain personal credit cards of a director for a source of additional short term financing. The Company has disclosed the balance owing from cash advances as at 30 November 2004 in the amount of $50,956 (31 August 2004 - $54,543) as line of credit under current liabilities. The interest rates range from 3.99% to 14.25%. The monthly minimum repayments range from approximately 1% of principal plus interest to 2% of principal plus interest.

During the period, fees for marketing services in the amount of $nil (2003 - $16,017) were paid to a company controlled by a director of the Company.

During the period, rent in the amount of $26,625 (2003 - $nil) was paid to a director or a company controlled by a director of the Company, in respect of the CPC operations.

On-going Operations Graphite:

Crystal Graphite has completed its Phase One Capital Expansion at the Koch Creek Flake Graphite Processing Plant, quarrying and transporting graphitic material, research and development, and evaluating other industrial mineral deposits and has begun detailed engineering for the Second Phase.

The $100,000 Phase One Capital Expansion was successfully completed at the end of January 2004. This expansion included substantial improvement to the settlement and water re-cycle system, which reduces fine quartz contamination into the medium to fine size graphite products. The hydrochloric acid leach system had its capacity doubled along with a more efficient loading and discharge system. The graphite drying system proved successful with the addition of a squeeze roller on the vacuum belt, an experimental rotary pre-dryer and a modification to the CGC designed vertical hearth dryer. A multi-deck screen was purchased and installed in a screening and bagging room built with the existing plant. The Phase One results are as planned with fuel cell type grade being between -50 mesh and +150 mesh at 98.3% graphitic carbon, and bone dry producing at a rate of 0.75 tonnes per 10 hour shift. The Phase Two Capital Expansion, which involves approximately $0.75 million dollars, is planned to occur when the fuel cell type grade market requires the appropriate tonnages, which is forecasted for year 2005. This expansion has been preliminary designed and budgeted.

CGC also had 75 tonnes of product bagged or in super-sacs waiting for final processing. During the First Quarter of 2005, an additional 1700 tonnes of graphitic sands was quarried resulting in a total plant feed stockpile of 12,000 tonnes. There are presently 23 tonnes of bagged fuel cell type grade flake graphite in heated storage available for sales.

CGC is presently trying to determine how to increase graphitic carbon content of the fines from 96 to 98% and was able to achieve this in its initial trials during the First Quarter of 2005. Micronizing the +50 mesh flake graphite to fuel cell size was successful and now is on going. This process increased the graphitic carbon grade to 98.8%.

During Fiscal year 2004, Chinese graphite from the Datong De Sheng graphite plant, from a one tonne sample, was processed in the plant with success. The graphite, which was 93.8%, was upgraded easily to 97.5% and appeared to be undamaged once processed. This resulted in discussions of CGC developing business arrangements of operating the DaTong Graphite Mine. CGC and the owners of Datong graphite mining operation on 18 August signed a Mineral Property Agreement for CGC Due Diligence project evaluation. During this Quarter, the due diligence process began with key CGC/CPC personnel working in both Beijing and DaTong.

Volcanic Material:

During the prior fiscal year, the Company received its Technical Report titled "Volcanic Deposits at the Klara Claims: Evaluation of Reserves" prepared by P. Machibroda Engineering Ltd. (PMEL), Qualified Person Ray Machibroda, P. Eng., M. Sc., which includes resource assessment and reserves for CPC, the deposit area known as the Nazko Cone. P. Machibroda Engineering Ltd. was engaged by CGC to provide due diligence and verification for National Instrument 43-101 filing to the BCSC for the Nazko Cone Project. The resource and reserves comply to the Canadian Institute of Mining and Metallurgy definitions and requirements. The resource assessment and reserves were initially prepared by PMEL during 1998 using the definitions of National Policy 2A and now have been reformatted and updated to 10 June 2004 for NI 43-101 requirements. The Nazko Cone deposit reserves and resources have been divided into proven, probable, and inferred status as given below:

Mineral Resource Summary

Total Resource & Reserves (tonnes)
Category	Tephra	Tuff Breccia & Basalts	Total
Proven	2,942,000	26,323,000	29,265,000
Probable	557,000	8,341,000	8,898,000
Total Proven & Probable Reserve	3,499,000	34,664,000	38,163,000
Inferred Resource	1,400,000	5,411,000	6,811,000

CPC is quarrying the Nazko Cone volcanic rock, which is located 100 kilometres west of Quesnel BC, and shipping the product to various markets with 42 tonne capacity Super B-train trucks. The quarry facility is operating at maximum capacity with existing equipment.

The Nazko quarry saw some changes in the Quarter with the addition of equipment that doubled the screening capability and truck loading efficiency as well as its ability to strip and prepare pit run material with its new Powerscreener and stackers, a late model Cat 966G front end loader and a newer Cat D8K dozer. The quarry operated continually during this Quarter.

Safety

Since the beginning of the projects CGC & CPC continue have had no reportable accidents.

Marketing Graphite:

CGC, working with TDM, continues to market CGC's graphite for use in the production of bi-polar plates for the emerging fuel cell industry and redox battery systems. CGC/TDM produced successful results with a number of companies in the fuel cell and automobile battery industry.

The joint work between CGC and TDM is going well with the UK based customer on the redox battery system. As a result, the team has expanded by working closely with a Canadian company involved in producing a 5KW redox battery and an aggressive plan for the future has been formulated.

Good results have been achieved using CGC Graphite along with other resins and compounds being developed by US companies that produce fuel cell components for the automotive industry as well as static residential and industrial uses. These companies continue their testing of a variety of compounds in search for optimum efficiencies. Bi-polar plates made from CGC graphite have been produced in sufficient quantities to produce fuel cell stacks by several companies with outstanding performances to date. Recently, serious work has begun on the CGC graphite and certain compounds and resins by several companies in Europe. The testing and engineering will be an ongoing process and CGC is confident that the CGC graphite will prove to be a superior product for producing the bi-polar plates

TDM, mentioned above, is also working on fuel cell programs with the Three Gorges University in China on developmental work for their fuel cell stacks to be used in China. TDM is planning to use the proven CGC graphite from the Black Crystal deposit as well as establishing a testing program utilizing the Da Tong DeSheng Graphite deposit, on which, CGC is currently performing the due diligence phase of an agreement to own and operate the Chinese deposit. Interestingly, most of the earlier technical developmental work on fuel cells began in Canada, the US, Europe and Japan, but with the huge growth that China is experiencing and their tremendous appetite for fuel, they will most likely emerge to be one of the strongest consumers of the fuel cells for many different uses plus utilize the technology before an other major country.

CGC has entered into arrangements to market certain other grades of graphite from China that CGC does not produce. The attention that CGC has given to this market is paying off and it appears that CGC will be selling 2 to 5 million pounds of these grades of graphite into the US and Canadian markets during 2005. During this Quarter, CGC began shipping one sea container of expandable graphite a month from Qingdao with planned increases to three per month. This market has been very competitive in the past and continues to be so primarily due to the Chinese supply. However, the prices are on the increase due to strong demand in China and the continuing increase in freight rates throughout the world. China is using unprecedented volumes of all commodities to feed their tremendous internal growth and graphite is no exception. During this past year the graphite mines and processing plants in China have been strained to keep up with their domestic market requirements. This, coupled with the continued good health of the steel industry through out the world has resulted in the increase of prices and longer lead times for deliveries.

Volcanic Materials:

The outlook for CPC for 2005 looks very good. CPC management has identified a number of key market areas for increased sales for 2005; much of it will be increases in all its normal product lines. CPC has approximately 12 products that it has developed which are in demand annually. The key to the growth in these markets will be to take certain products that are population driven and take them further east and penetrate the larger metropolitan areas such as the greater Toronto area (GTA) in Ontario and the larger cities of Quebec, where response to CPC's products has been excellent. CPC's products have up to a 14 year track record in British Columbia, this has spoken volumes to end users in Eastern Canada, "make the product available here and we will buy it" is a common response to CPC sales and market research. Negotiations are underway in the GTA with a short track group to secure a rail siding and transload space, this will be key to railing out bulk products economically from CPC's company controlled transload and rail siding in Quesnel, B.C.

CPC participated in two trade shows with booths in 2004, CPC plans on registering and attending several trade shows for 2005 in Canada, USA and Europe, starting the year by having a booth in the Landscape Ontario Congress in Toronto in January of 2005, the largest and most prestigious show in Canada with attendees from the USA and Europe. Buyers from all over North America will be present and CPC expects very good results from this show and future venues similar to this.

The construction industry in British Columbia is booming and infrastructure to support that growth is being engineered and designed every day and is being tendered on a regular basis. CPC and its product TephraliteTM have been specified for a number of jobs in the lower mainland already for the 2005 construction push.

TephraliteTM lightweight aggregate for the concrete masonry unit industry is a market that CPC has been developing and supplying for about 11 years. With changing environmental laws and programs like

LEEDS, natural lightweight aggregates are fitting right into the program to reduce green house gases. CPC is going to focus on promoting its natural and environmentally friendly products for the "Green Building" legislation that is growing in Canada and the USA.

Other Materials:

During the Quarter CGC signed a Letter of Intent for work to commence on a large barite deposit in northeast British Columbia. A field trip occurred with samples taken. The laboratory results were satisfactory and at present CGC is negotiating a Mineral Property Agreement with the owner.

Letters of Principle were signed with Chinese companies for the marketing rights for geotextiles, bentonite, and activated carbon.

Commitments

The Company entered into the following commitments during the current period:

Two equipment loans bearing interest at bank prime plus 1.75% per annum, repayable on an irregular payment schedule in blended payments. The loans mature on 9 September 2008 and 13 September 2007 and are secured by the underlying CPC owned equipment.

Subsequent Events

There are no subsequent events to disclose at this time. Approval

The Board of Directors of CGC has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who request it.

Additional Information

Additional information relating to CGC is on SEDAR at www.sedar.com Risks and Uncertainties

Crystal Graphite Corporation has developed high purity graphite that is primarily targeted to the high technology sector such as bi-polar plate manufacturing for the fuel cell industry. While all indicators are that this will be a significant industry, CGC has no control over when the graphite requirements will have reasonable growth.

Crystal Graphite has limited financial resources and no assurances sufficient funding will be available to conduct further development and marketing of its product.

Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars. The company's costs are incurred in Canadian and U.S.

currencies. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

CRYSTAL GRAPHITE
CORPORATION

(An Exploration Stage Company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
30 NOVEMBER 2004
PREPARED BY MANAGEMENT

Crystal Graphite Corporation

Statement 1

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

Canadian Funds

Prepared by Management

ASSETS	30 November 2004	31 August 2004
Current Cash and term deposits	$ 123,427	$ 20,898
GST recoverable	6,390	54,061
Accounts receivable	334,849	257,097
Due from related parties (Note 11a)	263,000	263,000
Inventory	421,005	421,005
Prepaid expenses, advances and deposits	29,178	27,861
	1,177,849	1,043,922
Investments	3,263	3,263
Prepaid Mineral Property Costs	10,288	10,288
Mineral Property Costs - Schedule (Note 5)	16,366,331	16,241,072
Property, Plant and Equipment (Note 6)	1,929,872	1,570,912
Reclamation Bonds	414,500	414,500
	$ 19,902,103	$ 19,283,957
LIABILITIES
Current Accounts payable and accrued liabilities	$ 713,768	$ 593,899
Employee deductions payable	110,207	115,135
Line of credit	50,956	54,543
Demand debentures (Note 7)	4,424,125	3,589,360
Due to Related Party (Note 11b)	34,642	37,606
Current portion of long-term debt	111,900	9,000
	5,445,598	4,399,543
Long-term Debt (Note 8)	248,312	10,525
Asset Retirement Obligations	159,500	159,500
Continued Operations (Note 1) Commitments (Note 12) SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 10)	28,414,519	28,340,361
Deficit - Statement 2	(14,365,826)	(13,625,972)
	14,048,693	14,714,389
	$ 19,902,103	$ 19,283,957
ON BEHALF OF THE BOARD: "Gordon Sales" , Director
"Brian Wear" , Director

- See Accompanying Notes -

Crystal Graphite Corporation

Statement 2

(An Exploration Stage Company)

Interim Consolidated Statement of Shareholders' Equity

Canadian Funds Prepared by Management

	Common Shares		Accumulated Deficit	Total
	Shares	Amount
Balance - 31 August 2003	24,344,718	18,661,532	(10,634,534)	8,026,998
Issuance of shares for: Acquisition of Canada Pumice Corporation ("CPC") - Shares issued to vendor	15,345,000	6,905,250	-	6,905,250
- Commitment fees on acquisition financing	1,500,000	900,000	-	900,000
- Finders fee on acquisition	155,000	93,000	-	93,000
Commitment fees on financing	500,000	135,500	-	135,500
Conversion of debentures	251,062	69,543	-	69,543
Exercise of options	3,455,000	1,298,044	-	1,298,044
Exercise of warrants	15,990	5,167	-	5,167
Loan arrangements	85,000	16,260	-	16,260
Private placements	780,045	211,392	-	211,392
Settlement of debt	75,000	20,325	-	20,325
Shares repurchased and returned to treasury	(2,107,144)	(947,745)	-	(947,745)
Stock compensation equity	-	972,093	-	972,093
Loss for the year	-	-	(2,991,438)	(2,991,438)
Balance - 31 August 2004	44,399,671	$ 28,340,361	$ (13,625,972)	$ 14,714,389
Issuance of shares for: Exercise of options	10,000	2,575	-	2,575
Stock compensation equity	-	71,583	-	71,583
Loss for the period - Statement 3	-	-	(739,854)	(739,854)
Balance - 30 November 2004	44,409,671	$ 28,414,519	$ (14,365,826)	$ 14,048,693

- See Accompanying Notes -

Crystal Graphite Corporation

Statement 3

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

Canadian Funds Prepared by Management

	For the Three Months Ended 30 November

-	2004	2003
Sales	$ 386,216	$ -
Cost of Sales	285,292	-
Gross Margin	100,924	-
Expenses Advertising and promotion	10,413	2,910
Amortization	47,450	1,956
Audit and accounting	7,599	5,000
Automobile	9,309	2,619
Bad debts (recovery)	(2,349)	-
General and administrative	43,434	19,440
Legal	56,936	23,490
Listing and filing	1,003	532
Marketing	27,798	68,118
Occupancy costs	29,502	14,468
Research and development	4,641	-
Shareholders' information and investor relations	23,692	30,648
Transfer agent	3,260	11,282
Travel	24,253	18,465
Wages, benefits and subcontractors	289,015	114,109
	575,956	313,037
Loss Before the Following	(475,032)	(313,037)
Other Income (Expenses) Financing fees	(107,466)	(161,760)
Finder's fee	(4,500)	-
Interest and bank charges, net	(844)	2,731
Interest on loans and debentures	(153,171)	(44,756)
Loss on foreign exchange	(2,057)	(1,810)
Other income	3,216	-
Loss for the Period	$ (739,854)	$ (518,632)
Loss per Share - Basic and Diluted	$ (0.02)	$ (0.02)

- See Accompanying Notes -

Crystal Graphite Corporation

Statement 4

(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

Canadian Funds Prepared by Management

Cash Resources Provided By (Used In)	For the Three Months Ended 30 November
-	2004	2003
Operating Activities Loss for the period	$ (739,854)	$ (518,632)
Items not affecting cash Accrued interest on debenture, net	-	10,991
Amortization	47,450	1,956
Financing fees paid in shares	-	151,760
Stock compensation expense	71,583	7,409
Changes in non-cash working capital	79,956	(529,928)
	(540,865)	(876,444)
Investing Activities Mineral property costs	(125,259)	(171,839)
Item not affecting cash Amortization	30,865	36,433
	(94,394)	(135,406)
Purchase of equipment	(437,275)	(39,596)
	(531,669)	(175,002)
Financing Activities Proceeds from demand debentures, net	834,765	1,000,000
Convertible debentures repaid	-	(36,667)
Long-term debt	340,687	-
Advances to related parties, net	(2,964)	-
Share capital issued for cash	2,575	211,392
	1,175,063	1,174,725
Net Increase in Cash	102,529	123,279
Cash position - Beginning of period	20,898	(18,883)
Cash Position - End of period	$ 123,427	$ 104,396

Supplemental Schedule of Non-Cash Consideration
Shares issued for convertible debentures	$ -	$ 42,657
Shares issued for settlement of debt	$ -	$ 20,325
Shares issued for financing fees	$ -	$ 151,760
Stock compensation	$ 71,583	$ 7,409

- See Accompanying Notes -

Crystal Graphite Corporation

Schedule

(An Exploration Stage Company)

Interim Consolidated Schedule of Mineral Property Costs

Canadian Funds Prepared by Management

	For the Three Months Ended 30 November

-	2004	2003
Direct - Mineral Black Crystal Property, Nelson, B.C. Deferred exploration costs Amortization	$ 30,865	$ 36,433
Crushing, screening and grinding	123	1,357
Environmental engineering	3,569	1,795
Field and general	13,472	42,480
Freight	814	1,251
Mine administration	7,429	3,177
Repairs and maintenance	1,202	16,533
Telecommunications	1,952	4,083
Transportation and hauling	23,183	21,910
Travel, meals and accommodation	5,601	8,156
Wages, benefits and subcontractors	37,049	34,664
Costs for the Period	125,259	171,839
Balance - Beginning of period	16,241,072	7,009,943
Balance - End of Period	$ 16,366,331	$ 7,181,782

- See Accompanying Notes -

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

1. Continued Operations

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $4,267,749 and a deficit of $14,365,826.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

The Company is planning to meet its current obligations by raising funds via private placements, and/or securing further debt financing. The Company's continued existence is dependent upon its ability to obtain additional financing and continued support of its debtors and/or achieve profitable operations.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 August 2004.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries as follows:

  Canada Pumice Corporation ("CPC"), which was acquired by the Company on 28 April 2004 (Note 4) and CPC's wholly-owned inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corp. Results of operation are included from the date of acquisition.

These investments have been accounted for using the purchase method.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

3.    Fair Value of Financial Instruments

The Company's financial instruments consist of cash and term deposits, GST recoverable, accounts receivable, amounts due to/from related parties, accounts payable, employee deductions payable, line of credit, demand debenture and long-term debt. Currency fluctuations may affect the cash flow that the Company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the Company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.    Acquisition of Subsidiary

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation ("CPC"), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation. CPC produces volcanic rock material including pumice and scoria at its Nazko Cone quarry near Quesnel, British Columbia. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC in exchange for 15,345,000 shares of the Company. A finder's fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates. In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$ 6,905,250
Shares issued for financing	900,000
Shares issued for finder's fee	93,000
Legal fees	77,419
Financing fees	57,517
Accounting fees	37,175
Consulting fees	17,945
$ 8,088,306

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

4. Acquisition of Subsidiary - Continued

ASSETS
Cash	$4,745
Accounts receivable	135,316
Inventory
434,602
574,663
Mineral property costs	8,502,438
Property, plant and equipment, at net book value	115,742
Reclamation deposit
24,500
$9,217,343
LIABILITIES
Bank overdraft	$368,173
Accounts payable and accrued liabilities	78,963
Employee deductions payable	62,143
Line of credit	81,706
Due to related parties	486,828
Current portion of long-term debt
13,446
1,091,259
Long-term debt	13,278
Asset retirement obligation	24,500
$1,129,037

$8,088,306

The excess value of the consideration given up has been allocated to mineral property costs.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

5. Mineral Property Costs

a)

Details are as follows:

	30 November	31 August
	2004	2004
Black Crystal Property, Nelson, B.C. Acquisition costs	$ 618,927	$ 618,927
Exploration costs	7,244,966	7,119,707
	7,863,893	7,738,634
Nazko Cone Property, Quesnel, B.C. Acquisition costs	8,502,438	8,502,438
	$16,366,331	$ 16,241,072

b)

Black Crystal Property

The Company has a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

The property is subject to a 20% gross profit royalty for a period up until 25 August 2010 to a maximum of $1,700,000. The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The Black Crystal property is in the preproduction stage as there have been no material sales to date.

c)

Nazko Cone Property

The Company, through its wholly-owned subsidiary, owns certain mineral rights and tenures within properties known as the Klara claims comprising approximately 3,000 acres (48 units) including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia. In conjunction with these claims, the Company holds two 30 year, renewable mine leases with a quarry permit for the life of the quarry. At current licensing, this allows the Company to extract up to 100,000 metric tons of volcanic aggregate per year from the Nazko Cone deposit.

The Nazko Cone property is a producing property. All of the Company's revenue in the current year is from the Nazko Cone property operations.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

6. Property, Plant and Equipment

Property, Plant and Equipment is recorded at cost. Details are as follows:

	Cost	Accumulated Amortization	30 November 2004 Net Book Value	31 August 2004 Net Book Value
Beneficiation plant	$ 1,410,352	$ 683,885	$ 726,467	$ 726,467
Bagging plant - under construction	21,722	-	21,722	21,722
Machinery and equipment	2,213,410	1,272,022	941,388	593,121
Buildings	191,286	138,132	53,154	57,428
Technical instruments	156,024	108,053	47,971	51,849
Concrete forms	11,525	241	11,284	11,428
Office furniture	69,505	45,572	23,933	20,372
Computer hardware	70,495	33,491	37,004	17,995
Vehicles	225,859	161,544	64,315	69,514
Computer software	16,151	13,517	2,634	1,016
	$ 4,386,329	$ 2,456,457	$ 1,929,872	$ 1,570,912

7. Demand Debentures

a)

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, (who subsequently became a director of the Company). The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company valued at $135,500 to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, from a company controlled by a director, of which $600,000 was set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005. The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture. The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture. The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company. The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete. During the period, the lender advanced the Company a further $186,528 out of the interest reserve account.

Details of the demand debenture and interest reserve account as at 30 November 2004 are as follows:

Proceeds from demand debenture

$

4,000,000

Balance of interest reserve held by the lender

                                                                                                                                (75,875)

$

3,924,125

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

7. Demand Debenture - Continued

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender. The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty. If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the period the Company paid $149,589 in interest on the two debentures. During the same period the Company earned $1,351 on the monies held in the interest reserve account.

b) On 6 October 2004, the Company completed a debenture financing of $300,000 at an interest rate of 1% per month calculated and payable monthly in arrears. The principal will be due and payable by the Company to the Lender in full on demand on or after the one-year anniversary date (the "Due Date") or on any acceleration of the Due Date. In addition, the Company has agreed that on or before ten (10) days following receipt of funds from a senior funder, that the Company shall fully repay, regardless of whether such shall be prior to the Due Date, the principal and interest from such senior funding. Furthermore, the Company guarantees a minimum of three months of interest and accordingly a payment of principal prior to the third month anniversary shall include additional interest sufficient to provide for a three (3%) percent aggregate interest payment. As a bonus at an agreed aggregate value of $100 effective 6 October 2004, the Company granted the Lender 100,000 five (5) year non-transferable warrants which entitles the Lender to acquire up to 100,000 common shares of the Company at an exercise price of USD$0.50 as to 50,000 warrants and USD$0.75 as to 50,000 warrants. These warrants have been treated as stock options for accounting purposes and therefore have been recorded at their fair value using the Black-Scholes Option Pricing Model. This warrant grant results in a compensation expense of $45,613, which has been recorded in financing fees. The offsetting entry is to share capital.

On 18 November 2004, the Company completed a second debenture financing with the same lender in the amount of $200,000 with the same terms and conditions as the above loan. As a bonus at an agreed aggregate value of $100 effective 18 November 2004, the Company granted the Lender 66,668 five (5) year non-transferable warrants which entitles the Lender to acquire up to 66,668 common shares of the Company at an exercise price of USD$0.46 as to 33,334 warrants and USD$0.71 as to 33,334 warrants. These warrants have been treated as stock options for accounting purposes and therefore have been recorded at their fair value using the Black-Scholes Option Pricing Model. This warrant grant results in a compensation expense of $25,970, which has been recorded in financing fees. The offsetting entry is to share capital.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

8. Long-term Debt Details are as follows:

	30 November	31 August
	2004	2004
Automobile loan bearing interest at 7.9% per annum, repayable in monthly blended payments of $876. The loan matures in August 2006 and is secured by the underlying CPC owned vehicle.	$ 17,150	$ 19,525
Equipment loan bearing interest at bank prime plus 1.75% per annum, repayable on an irregular payment schedule in blended payments. The loan matures on 9 September 2008 and is secured by the underlying CPC owned equipment.	148,589	-
Equipment loan bearing interest at bank prime plus 1.75% per annum, repayable on an irregular payment schedule in blended payments. The loan matures on 13 September 2007 and is secured by the underlying CPC owned equipment.	194,473	-
	360,212	19,525
Less: Current portion	(111,900)	(9,000)
	$ 248,312	$ 10,525

9. Convertible Debentures

a) In December 2002, the Company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000. The debenture bore interest after 1 April 2003 at a rate of 1% per month. Related parties subscribed for 100,000 units.

During the prior fiscal year, the Company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the Company at a price of $0.271 per share. 10,000 shares were issued to an officer and a relative of a director.

During the prior fiscal year, the Company paid out $16,666 plus interest to certain debenture holders in cash. The balance of $51,667 plus accrued interest of $12,500 was settled by issuing 236,776 units to the remaining holders. An additional 14,286 units were issued to another debenture subscriber for $5,000 plus interest under the same terms as the original private placement. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

10. Share Capital

a)

Authorized Share Capital

The Company's authorized share capital consists of 250,000,000 common shares without par value.

b)

Private Placement

During the prior fiscal year, the Company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

c)

Shares for Debt

During the prior fiscal year, the Company issued 75,000 units in settlement of certain trade payables in the amount of $20,325. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

d)

Bonus Shares

During the prior fiscal year, the Company issued 50,000 bonus shares to a third party for arranging loans for the Company at a price of US$0.10. 35,000 bonus shares were also issued to debenture holders (Note 9a).

e)

Cancelled Shares

During the prior fiscal year, the Company repurchased 2,107,144 of its common shares for a value of $947,745. The repurchased shares were subsequently cancelled.

f)

Share Purchase Options

As at 30 November 2004, the following share purchase options were outstanding:

	Shares	Exercise Price	Expiry Date
Options	25,000	CDN $ 0.68	18 March 2006
	25,000	CDN $ 0.81	23 May 2006
	50,000	CDN $ 1.08	13 August 2006
	570,000	CDN $ 0.68	29 October 2006
	545,000	CDN $ 0.68	29 October 2006
	1,465,000	US $ 0.20	18 September 2008
2,680,000

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

10. Share Capital - Continued

g) Share Purchase Warrants

As at 30 November 2004, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Warrants	1,075,831	US $ 0.25	30 September 2005
	50,000	US $ 0.50	6 October 2009
	50,000	US $ 0.75	6 October 2009
	33,334	US $ 0.46	18 November 2009
	33,334	US $ 0.71	18 November 2009
Warrants	1,242,499

11. Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned the former principal of CPC and current director of the Company $263,000. The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005. If there is a default on the loan, the Company's only recourse is to keep the shares held in escrow. As at 30 November 2004, the market value of the escrow shares is $210,812.

b)

As at 30 November 2004, $34,642 (31 August 2004 - $37,606) is payable to a director or a company controlled by a director. The amounts are non-interest bearing, unsecured and due on demand.

c)

During the period, the Company utilized certain personal credit cards of a director for a source of additional short term financing. The Company has disclosed the balance owing from cash advances as at 30 November 2004 in the amount of $50,956 (31 August 2004 - $54,543) as line of credit under current liabilities. The interest rates range from 3.99% to 14.25%. The monthly minimum repayments range from approximately 1% of principal plus interest to 2% of principal plus interest.

d)

During the period, fees for marketing services in the amount of $nil (2003 - $16,017) were paid to a company controlled by a director of the Company.

e)

During the period, rent in the amount of $26,625 (2003 - $nil) was paid to a director or a company controlled by a director of the Company, in respect of the CPC operations.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

12. Commitments

a) The Company has lease agreements for office equipment and automotive equipment with terms ranging up to 42 months. Minimum basic charges are as follows:

Amount
2005	$ 72,411
2006	93,356
2007	91,079
2008	22,307
2009	7,181
$ 286,333

b)

By agreement dated 30 April 2004, the Company entered into a ten-year Ground and Equipment Lease with a company controlled by a director and officer. The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875. This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable, which will be adjusted to fair market value.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

c)

By agreement dated 28 April 2004, the Company entered into a five-year Management Agreement with a director and officer of the Company. Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board. The Company is also required to obtain disability and life insurance as outlined in the agreement. This agreement will renew automatically for subsequent two-year periods on the same terms and conditions as the original term. The Company may terminate the agreement at the end of a term with 90 days notice. Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

                            --extension of any outstanding stock options for a period of one year after termination; plus the greater of:

i.

the aggregate remaining base fee for the unexpired remainder of the term; or

ii.

Six months of base fee plus one month of base fee for each year, or portion thereof served.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

14. Income Taxes

The Company has incurred non-capital losses of approximately $4,226,420 that may be carried forward and used to reduce taxable income in future years.

The Company has incurred certain resource-related expenditures of approximately $8,816,000 that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The resource deductions have no expiry date whereas the non-capital losses carried forward expire as follows:

Amount
2009	$ 1,427,154
2010	1,152,463
2011	1,646,803
$ 4,226,420

The potential future tax benefits of these non-capital losses and the resource expenditures have not been reflected in the accounts of the Company.

15. Comparative Figures

Certain of the prior years figures, shown for comparative purposes, have been reclassified to conform with the presentation used in the current year.

16. Project Funding Agreement

On 15 November 2004 the Company entered into a Project Funding Agreement ("Agreement") with a Syndicated Trading Trust in Australia. Under the terms of the Agreement, the Company will receive US$10,000,000 ("Project Sum") which will be used to repay existing short term debt, further develop its two properties and for additional working capital as defined in the Agreement. The loan will bear interest at 4.5% to 6.5% according to the Agreement and will be repayable in 10 years from the drawdown date. The Company must reimburse the lender 0.25% of the Project Sum for reimbursement of legal, administrative and accounting fees as well as 0.10% of the Project Sum for reimbursement for bank fees or charges payable under the facility. Prior to receiving the Project Sum the Company must arrange a Finance Guarantee Bond, Standby Letter of Credit, Bank Guarantee or other security ("the Collateral Security") in the amount of 5% of the Project Sum. Subsequent to year-end, the Company has paid US$30,000 to cover administration costs to secure the Collateral Security and US$25,000 for legal fees relating to the preparation of the Agreement. Management expects that the funding will be in place within 30 days from the date these financial statements are filed.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 November 2004

Canadian Funds Prepared by Management

17. Segmented Information

Details are as follows:	Graphite Pumice Operations Operations	Consolidated
30 November 2004 Segmented revenue	$ - $ 386,216	$ 386,216
Segmented loss	$ 583,435 $ 156,419	$ 739,854
Identifiable assets	$ 9,764,511 $ 10,137,592	$ 19,902,103

Prior to 28 April 2004, all financial information relates to the Company's graphite operations.